Lantis Laser Inc.
11 Stonebridge Court
Denville, New Jersey 07834
(203) 300-7622

September 15, 2008

VIA EDGAR CORRESPONDENCE
Mr. Russell Mancuso
Branch Chief
Securities and Exchange Commission
100 F Street, NE, Mail Stop 6010
Washington, DC 20549

Re:	Lantis Laser Inc.
Amendment No. 4 to Registration Statement on Form SB-2 on Form S-1/A
Filed September 15, 2008
File No. 333-146331

Dear Mr. Mancuso:

We are in receipt of your comment letter dated July 25, 2008. We have addressed your comments by reproducing below each comment and providing our response immediately thereafter.

General

1.
We note your response to prior comment 1. Please tell us how the amendments confirmed an existing provision of the securities; if the provision was existing, it is unclear why an amendment was required. Please also tell us the basis for stating that the amendments were not material. We may have further comment.

The securities previously did not contain an express statement that shares issuable in payment of accrued interest would not be registered for resale. We agree that no amendment was required - absent an express requirement, we were not obligated to register the resale of shares issuable in payment of accrued interest. Nevertheless, for the avoidance of doubt, we believe it was prudent to amend the securities to explicitly state that there was no such obligation, particularly since we voluntarily included such shares on our initial registration statement.

Even if the amendment is considered a modification of the existing terms and provisions of the securities, there is no economic impact to the security holder because interest is being paid in cash as it accrues. Accordingly, no shares will be issued upon conversion of accrued and unpaid interest, and thus, the existence of registration rights with respect to such shares is meaningless.

Accordingly, we do not believe the amendment can be considered “material” because there was no legal or economic effect on the securities.

Fee Table

2.	Given that you appear to be registering the resale of common stock - not the conversion of notes - it is unclear why you refer to rule Rule 457(g). Please revise or advise.

The reference to Rule 457(g) has been removed.

Prospectus Cover

3.	We note your response to prior comment 4; however, your continued use of the word "may" implies that the disclosed price is not fixed. Therefore, we reissue the comment.

The referenced language has been revised on the prospectus cover, as well as on pages 1 and 39, in response to this comment.

Selling Stockholders, page 1

4.	Please reconcile your description of the securities offered on page 1 with your descriptions of the securities offered in the footnotes on pages 34-37.

The referenced disclosure has been reconciled in response to this comment.

Shares of Common Stock, page 2

5.
We note your disclosures on page 2 that you currently have 100,043,238 common shares outstanding and your statement that you will have 110,606,786 outstanding assuming the selling stockholders convert their notes. The difference these numbers appears to be all of the shares offered. Please reconcile these disclosures with your disclosures on pages 32 through 37. For example, we note that Agoracom Investor Relations Corp. seeks to sell 230,000 shares of common stock which you disclose on page 34 were already issued in September 2007; therefore, these shares should not affect the number of shares outstanding before the offering.

The number of shares outstanding assuming the selling stockholders convert their notes has been corrected in response to this comment.

Our Business, page 12

6.	Please clarify the difference between the products that you are developing and the products being developed by the joint venture.

The disclosure has been revised on page 13 in response to this comment to clarify that Lantis is developing a diagnostic product, whereas the joint venture is developing a treatment product.

7.
We note your suspension of funding of the joint venture pending delivery of a prototype. Please disclose any known reasons for any delay of the prototype. Also, if there has been a default under the agreement, please disclose the default and the status of the agreement.

The disclosure has been revised on page 13 in response to this comment.

8.
Please reconcile the amounts disclosed on page 13 with the $400,000 mentioned on page F-25. Please also reconcile your disclosure in the first full paragraph of page 13 regarding your funding responsibilities, commitments and advances to Laser Energetics with your disclosure in the second full paragraph of page 13.

The disclosure has been updated on page 13 and revised in the notes to the financial statements on page F-24 in response to this comment.

Phase 3, page 15

9.	We note your statement that, "OCT been cleared by the FDA for biomedical application, indicating that safety is not an issue." Please:

•	reconcile the above statement with disclosure in the same paragraph that you expect to file 510(k) notification in September 2008;

•
revise to eliminate the implication that FDA approval indicates that safety is not an issue for your product. From your disclosure on page 17, it appears that 510(k) notification clearance establishes that a device is substantially equivalent to a legally marketed predicate device. Accordingly, it appears that clearance does not establish a device's safety, only its safety relative to a legally marketed predicate device.

This disclosure has been revised in response to this comment.

10.	Please reconcile your disclosure in this section that refers to Phase 3 in the future tense with your disclosure on page 21 that you commenced Phase 3 in June 2008.

This disclosure has been revised in response to this comment.

11.
Your deletions here and under "Sales and Marketing" appear to indicate a change in plans regarding the configurations in which your product will be sold and the costs of your product. Please tell us the reasons for the changes and where you have disclosed these reasons.

The disclosure has been revised on page 21 in the second paragraph under the heading “Sales and Marketing” in response to this comment.

Licenses and Patents, page 15

12.
If you have not satisfied - or know that you do not intend to satisfy - your development or other obligations under the licenses, please disclose the impact in your disclosure, including in appropriate risk factors. For example, we note the obligation in section B.4.3 in exhibit 10.4 to sell your product in 2008; however, your disclosure on page 6 indicates that you will not sell your product until 2009.

A risk factor entitled “The technology underlying our OCT System is being developed under license from third parties. The termination of any of our licenses likely would have a material adverse effect on our ability to commercialize our products.” has been added to page 6, and the disclosure has been revised on page 17 in response to this comment.

13.	Please reconcile your disclosure regarding the $100,000 minimum royalty to Livermore for 2011 through expiration with section C.4.1 to exhibit 10.4.

The disclosure on page 16 has been revised in response to this comment.

Governent Regulation, page 17

14.
As applicable, please disclose your need to comply with radiological health requirements, including requirements pertaining to records and reports, general performance standards for electronic products, and performance standards for light-emitting products.

The disclosure has been revised on page 20 in response to this comment.

Sales and Marketing, page 19

15.	It is unclear how you addressed the issues in previous comment 14; therefore we reissue the comment.

The disclosure, appearing on page 21, has been clarified. Where we formerly used the phrase “introduce … to the dental market” we have indicated that sales efforts are expected to commence. In addition, we have revised this disclosure in response to comment 11, above, to indicate that we no longer intend to market our product in an integrated configuration.

Property, page 20

16.
You have not told us whether the development facility established in Tampa which you reference on page 15 is the same space referenced on page 20 in Pinellas Park. We therefore reissue prior comment 17.

This is the same facility. The disclosure on page 16 has been revised to indicate that the facility is located in Pinellas Park, which is in the Tampa Bay area.

Management's Discussion and Analysis or Plan of Operation, page 20

17.
For the fiscal years ended December 31, 2007 and 2006 and the three month ended March 31, 2008 and 2007, please expand your discussion of Other Income (Expense) to separately discuss the reasons for significant changes in each line item. Your current disclosure merely repeats the amounts shown on the statement of operations.

The discussion has been expanded in response to this comment.

Overview, page 21

18.	The changes made in response to prior comment 18 appear to represent a delay from your previously disclosed plans. Please disclose the reasons for the delay.

The disclosure has been revised on page 23 in response to this comment.

Total Operating Expenses, page 22

19.	Please revise to clarify and quantify the change in your research and development costs relating to the $134,000 payment to Lawrence Livermore.

The disclosure has been revised on page 23 in response to this comment.

Total Operating Expenses, page 23

20.	Please indicate the nature of the professional and consulting services that generated the increased expense.

The professional and consulting fees were for public relations and business consulting services.

Certain Relationships and Related Transactions, page 31

21.
Based on the information in Appendix A of your response letter, please tell us why the December 2006 issuance to Al Pietrangelo's company is not disclosed as a related-party transaction. Also, please tell us why Mr. Pietrangelo does not appear in your beneficial ownership table.

Please be advised that for the purpose of clarity in responding to your previous comments, the information in Appendix A the individual share holdings listed in the top of the table represented a snapshot as of November 4, 2004 - the date of the merger of Lantis Laser and Hypervelocity - and reflected both shares held directly and those held in “street name.” All shares held by Mr. Pietrangelo as of that date were free-trading and held in “street name,” and we have been advised by Mr. Pietrangelo he has not been a greater-than-5% beneficial owner of our common stock since prior to December 2006.

22.	Please disclose the amounts of the loans and related payments separately for each related party.

The disclosure has been revised on page 32 in response to this comment.

Selling Stockholders, page 32

23.
We note your response to prior comment 25; however, transactions that are exempt from registration are not exempt from applicable disclosure. Please ensure that material transactions with the selling stockholders during the past three years are fully described in this section, including the amount of consideration paid in those transactions.

As indicated in our response to prior comment 25, the shares for which there is no discussion of the consideration paid for the acquisition of those shares represent shares issued to such individuals in a transaction exempt from registration pursuant to Section 3(a)(9) of the Securities Act as an issuance solely in exchange for other securities of the company. Please be advised that the foregoing transaction took place in November 2004, more than three years ago. Accordingly, disclosure is not required.

24.	Please tell us what you mean by "144 resale" in Appendix A to your response letter and how the related transactions satisfied the requirements of rule 144.

Please note that the use of the term “144 sale” in Appendix A to the previous response letter was intended only as a casual reference. Also, we remind you that our common stock has been listed for quotation on the Pink Sheets since October 2006.

The term “144 resale” indicates the removal of restrictive legends and transfer into “street name” of shares that had been held for at least two years, in accordance with the provisions of paragraph (k) of Rule 144 under the Securities Act (as in effect prior to the 2008 amendments).

Sales Pursuant to Rule 144, page 39

25.	We are unable to agree with your response to prior comment 30 that you may omit the disclosure under your circumstances. Therefore, we reissue the comment.

Although we disagree with this comment, we have provided the requested disclosure on page 40.

Disclosure of SEC Position on Indemnification for Securities Act Liabilities, page 40

26.
Your response to prior comment 31 appears to address only the first paragraph of this section; however, the comment addressed the second paragraph of your disclosure. Therefore, we reissue the comment.

The disclosure has been revised on page 42 in response to this comment.

Experts, page 45

27.	Please provide all the disclosures required by Item 304 of Regulation S-K with regards to your change in auditors.

The disclosure has been revised on page 42 in response to this comment. Our former auditor’s letter is attached as Exhibit 16.1.

Audited Financial Statements as of December 31, 2007

Unaudited Financial Statement as of March 31, 2008

Note 4 - Convertible Notes, pages F-16 and F-42

28.
We note that you are netting your debt issuance costs against convertible notes payable. Please tell us your accounting basis for netting these amounts rather than reporting debt issuance costs as an asset, subject to amortization.

We have reclassified these net debt issuance costs back to the assets section reflected net of amortization in the other assets section, as was previously done. This has been reflected in the updated financials.

Note 8 - Stockholders' Deficit, pages F-19 and F-45

29.	With regards to the 6,460,000 shares issued to various consultants for public and investor relation services, please tell us the following:

•	How you determined the measurement date in accordance with EITF 96-18;

•	How you determined the fair value of these shares (e.g. quoted prices);

•	If the measurement date is based on a performance commitment, how that criteria was met;

•	Whether the shares issued were fully vested and non-forfeitable on the date the parties entered into the contract;

•	The significant terms of the agreements, including the length of service and when services are deemed to be performed;

•	Why the value of these shares is recorded as prepaid services.

We have determined the measurement date based on the criteria in EITF 96-18, which is based on the service being performed and completed.

We used quoted prices as the value upon which the shares would be valued at for the fair value of the services.

The measurement date is based on the performance completed on most of these issuances and a commitment for future services. Management determined that all criteria for measurement was met and recorded them as such.

All of the shares were fully vested upon the agreements between the parties and are non-forfeitable on the date the agreements were entered into.

The lengths of service all vary based on the agreements. There is one agreement that has a one-year term, and the shares issued under that agreement have been reflected as a prepaid expense and are being amortized each period. That is why we have reflected a prepaid expense for certain of these services. The shares issued under that agreement are fully vested.

Note 8 - Warrants, pages 26, F-20 and F-46

30.
We note your response to our comment 36. Please revise to clarify whether $323,073 was the fair value originally assigned (in error) to the warrants and whether $208,143 is the restated value. Your table in Note 8 states that $323,073 is the ''value of warrants" and $208,143 is the "relative value of warrants."

To verify the restatement: The fair value is $208,143. We originally increased this value to $323,073 in error. That is the restatement, to bring the value back to the $208,143. The chart in Note 8 has been revised accordingly.

Recent Sales of Unregistered Securities, page II-2

31.
Please reconcile your sales of unregistered securities in fiscal year 2007 with your disclosure on page F-4 that you issued 6,460,000 shares for services rendered in fiscal year 2007. Include the effect of the 50,000 shares that you disclose were surrendered in November 2007.

The disclosure on page II-2 has been corrected in response to this comment. The 6,460,000 shares issued for services rendered in fiscal 2007 includes the effect of the 50,000 shares that were subsequently surrendered in November 2007.

32.
Please tell us the names of the shareholders who received shares for business consulting and development services and/or public and investor relations services. For example, please identify for us the shareholders who received the 2.5 million and 3.5 million share issuances in November 2007.

The shareholders who received shares for business consulting and development services and/or public and investor relations services are as follows:

Name	Shares	Issued

Audiostocks Inc.	100,000	July 2007

Pentony Enterprises LLC	70,000	July 2007

Agoracom Investor Relations Corp.	230,000	September 2007

Presage Partners LLC	55,000	November 2007

DC International Consulting LLC	2,500,000	November 2007

VAR Growth Corp.*	3,500,000	November 2007

Blue Wave Advisors LLC	200,000	June 2008

Laser Technology Group, Inc.	250,000	June 2008

Presage Partners LLC	50,000	June 2008

New Media Advisors Inc.	75,000	August 2008

* The shares issued to VAR Growth Corp. were subsequently assigned to certain control persons and/or employees (or family members of the foregoing) of VAR Growth Corp., as follows:

Name	Shares

Kim Davis	50,000

Barry Davis Roth IRA	3,165,000

Harvey Glicker	25,000

Michael Lamis	15,000

Glenn Meyers	10,000

Doug Newman	25,000

Daphne Rose	25,000

Alan Schwartz	10,000

Thomas Sweeney	175,000

33.	Please disclose the exemption from registration claimed for the warrant exercises and the facts relied upon to make the exemption available.

The disclosure has been revised on pages II-2-3 in response to this comment.

34.
We note your response to prior comment 43. Based on Exhibit 4.3, it that the legend addresses the common shares underlying the warrants, not the warrants themselves. Accordingly, we reissue comment 72 to our letter dated October 2007.

Although we recognize that the legend on the warrants addresses only the underlying shares of common stock, we believe this defect is not fatal to any exemption from the registration requirements for the following reasons:

•
The subscription agreement governing each private placement contained provisions that, among other things (1) informed investors of the restrictions upon transfer as a result of offering and selling pursuant to an exemption from the registration requirements, and (2) authorized the company to place appropriate legends on the securities (i.e., addressing both the warrants and the underlying shares of common stock).

•	None of the warrants have been transferred (although some have been exercised, and the shares of common stock issued upon exercise contained appropriate restrictive legends).

•	The company can (and will) refuse any purported transfer of warrants in violation of the subscription agreement or the Securities Act.

•	The company could require holders of the warrants to return them to the company to have the legends corrected.

For the foregoing reasons, we do not believe that the defect in the restrictive legend placed upon the warrants is fatal to our reliance on any exemption from the registration requirements. Nevertheless, if the Commission believes this deficiency needs to be addressed, we believe that having the holders of the warrants return them to us to have the legends corrected would cure any defect and resolve this issue, and we stand ready to do so.

Exhibits

35.	Please file complete exhibits with all attachments. For example, we note that Appendix B to Exhibit 10.14 is missing.

A corrected Exhibit 10.14 that includes Appendix B has been filed with this amendment. Please note that although Exhibit 10.14 also refers to an Appendix C, no such appendix was made part of the final agreement.

* * *

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Seyfarth Shaw LLP, at (202) 828-5360. If you cannot reach him, please call me at (203) 300-7622.

Very truly yours,

/s/ Stanley B. Baron
Stanley B. Baron

cc:	Ernest M. Stern, Esq.
Daniel J. MacTough, Esq.